Industrias Bachoco Reached an Agreement to Acquire "O.K. Industries, Inc." an American Poultry Company

CELAYA, Mexico, Oct. 28, 2011 /PRNewswire/ -- Industrias Bachoco S.A.B. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco), Mexico's leading producer and processor of poultry and other food products, announced today that the Company reached an agreement to acquire O.K. Industries, Inc. ("O.K.") a privately- owned poultry company.

Founded in 1933, O.K. Industries, Inc. has grown from a local, balanced feed company into one of the largest vertically-integrated poultry companies in the United States. Headquartered in Fort Smith, Arkansas O.K. operates facilities across the River Valley area in Arkansas and Oklahoma, processing 2.5 million chickens per week, with total annual sales of approximately US$ 600 million, O.K. supplies grocery retailers, foodservice distributors and commodity customers in all U.S. as well as foreign markets.

Mr. Rodolfo Ramos, Bachoco's Chief Executive Officer, stated: "This acquisition is one of the most transcendental steps for Bachoco, since it is our first international acquisition and first entry into the U.S. poultry market.

Bachoco will benefit from the knowledge and expertise of O.K.'s experienced management team, a key reason behind their industry leadership. This will also enable Bachoco to enhance its product offering and regional footprint, while achieving a better understanding of the U.S. chicken market."

He added, "With the acquisition of O.K. Industries, Bachoco reinforces its commitment to serving its markets, through the incorporation of its nearly 4,000 local workers into the Company's workforce, as well as hundreds of regional growers. Bachoco will continue to operate its newly-acquired entity as O.K. Industries, Inc."

The transaction will take effect immediately and will be complete as all the authorities' requirements are satisfied.

Company Description:

Industrias Bachoco is the leader of the Mexican poultry industry and an important player in Mexico's food industry. Its main product lines are chicken, table eggs, balanced feed and swine. Founded in 1952, Bachoco is headquartered in Celaya, in the state of Guanajuato in central Mexico with operations that span the country including 60 distribution centers, and a growing export business. Bachoco trades on both the Mexican Stock Exchange (BMV) and New York Stock Exchanges under the ticker BACHOCOB.MX and IBA respectively. For the year ended December 31, 2010, the Company reported Net Sales of over US$ 2 billion.

Disclaimer:

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V. undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

CONTACT: IR Contacts, Daniel Salazar, CFO, and Claudia Cabrera, IRO, +011-52-461-618-3555, inversionistas@bachoco.net, both of Industrias Bachoco